Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 001-36874

On August 5, 2019, New Media Investment Group Inc. posted the following earnings presentation on its investor relations page at https://ir.newmediainv.com/Presentations
             Company OverviewSecond Quarter 2019

   Disclaimers & Notes  No Offer or SolicitationThis communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Cautionary Statement Regarding Forward-Looking StatementsCertain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect New Media’s and Gannett’s current views regarding, among other things, the proposed transaction between New Media and Gannett, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim,” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.Forward-looking statements are based on New Media’s and Gannett’s respective management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Neither New Media nor Gannett can give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction; the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected; the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; general economic and market conditions;the retention of certain key employees; and the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base. Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media and Gannett in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media and Gannett expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based. Additional Information and Where to Find ItThis communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders of New Media and Gannett are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com and Gannett’s website, www.gannett.com.

   Disclaimers & Notes  Participants in SolicitationNew Media and Gannett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of New Media common stock and holders of shares of Gannett common stock in respect of the proposed transaction. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.Past performance.  In all cases where historical performance is presented, please note that past performance is not a reliable indicator of future results and should not be relied upon as the basis for making an investment decision.  See “No Offer or Solicitation” above.No tax, legal, accounting or investment advice. The presentation is not intended to provide, and should not be relied upon for, tax, legal, accounting or investment advice. Any statements of federal tax consequences contained in the presentation were not intended to be used and cannot be used to avoid penalties under the Internal Revenue Code or to promote, market or recommend to another party any tax related matters addressed herein.Distribution of this presentation. These materials are not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use is contrary to local law or regulation.Same Store and Organic Same Store Revenues. Same store results take into account material acquisitions and divestitures of the Company by adjusting prior year performance to include or exclude financial results as if the Company had owned or divested a business for the comparable period. The results of several acquisitions (“tuck-in acquisitions”) were funded from the Company’s available cash and not considered material. Organic same store revenues are same store revenues adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany. Non-GAAP measures. This presentation includes non-GAAP measures, such as Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage. See “Appendix” in this presentation for information regarding these non-GAAP measures, including reconciliations to the most directly comparable GAAP financial measure.

# Investment Highlights – Q2 2019 & Subsequent Events(1)

| | |
|---|---|
| *Continued Revenue Diversification* | ▪ Reported revenue was $404.4 million, an increase of 4.0% to prior year on a reported basis, and down 6.9% on an organic same store basis<br>▪ Digital revenue of $51.2 million represents 12.7% of total revenue<br>▪ Circulation revenue trend in line to prior quarter; digital-only subscribers increased 54.6% to prior year |
| *Continued Investment in Organic Growth* | ▪ UpCurve revenue of $27.3 million increased 13.7% vs. prior year<br>▪ UpCurve revenue is now $105.7 million for the LTM period, up 28.7% over the prior LTM period<br>▪ GateHouse Live and Promotions Q2 revenue combined increased 82.9% compared to prior year to $22.4 million |
| *Q2 Balance Sheet & Dividend* | ▪ Liquidity, consisting of cash on the balance sheet and undrawn revolver, as of June 30, 2019 of $51.5 million(2)<br>▪ Declared a Q2 dividend of $0.38 per common share<br>▪ As of June 30, 2019, net leverage was 2.3x(3) |
| *Subsequent Events – Gannett Acquisition* | ▪ Announced an agreement to purchase Gannett Co., Inc., which is expected to close by end-2019, subject to shareholder and regulatory approvals<br>▪ Strong alignment of mission and strategy, significant synergy opportunity<br>▪ External management agreement with Fortress to be amended at closing and terminated in 2021 |

1) As of August 5, 2019.
2) Consisting of cash on the balance sheet of $20.0 million and undrawn revolver of $31.5 million as of June 30, 2019.
3) Net leverage ratio is calculated by subtracting cash on the balance sheet from total debt, and dividing it by Q2 2019 LTM As Adjusted EBITDA.

NEWMEDIA INVESTMENT GROUP
3

# 2019 Focus Areas – Q2 Update

## News

### Agreement to Acquire Gannett Co., Inc.

- Transaction information available on our website

### Consumer Marketing

- Q2 revenue trend in line with Q1
  - Digital-only grew 54.6% to 195K

### California Earthquakes

- *The Daily Independent* (Ridgecrest) was recognized for their exceptional news coverage during and immediately after the July earthquakes, which served as the source of information for news outlets around the country

### Awards

- Columbus *Dispatch, The* (Canton) *Repository*, and *The* (Masillon) *Independent* named the Top Newspaper in their class for the Ohio APME awards
  - Jennifer Smola, Education reporter at Columbus *Dispatch*, won the Rising Star Award

## UpCurve

- Increased ARPU while maintaining low churn and high recurring revenue

UpCurve Revenues[1]



13.7%
$4,000
$20,100
$4,400
$22,900
Q2 2018
Q2 2019
ThriveHive
UpCurve Cloud

UpCurve Cloud

19,200+ SUGARCRM LICENSES

110,000+ GOOGLE LICENSES

LESS THAN 10% ANNUAL CHURN

OVER 65% RECURRING REVENUE

## GateHouse Live + Promotions

- Largest quarter of the year (seasonally)
- Outperformed expectations across all regions and concepts
  - 47 All Star Preps events (high school sports awards)
  - Ultimate Summer Vacation promotion reached 22 million people
  - Milwaukee Marathon saw a 77% increase in runners over the prior year



The ULTIMATE
Summer
Vacation
Giveaway

MILWAUKEE MARATHON

NEWMEDIA INVESTMENT GROUP

1) Revenue, active customers, and top customer verticals are rounded and are as of Q2 2019.
2) Active customers excludes AdEnhance customers.

4

# 2019 Revenue Trend Targets

| | Q2 2019 Revenue | Q2 2019 Revenue Trend vs. PY[(1)] | 2019 Revenue Trend Target[(2)] |
|---|---|---|---|
| *GateHouse Live + Promotions* | $22.4 million | +82.9% | **+25-35%** |
| upcurve | $27.3 million | +13.7% | **+25-35%** |
| *Commercial Printing* | $28.9 million | +3.0%[(3)] | **+0-1%[(3)]** |
| *Circulation* | $150.9 million | (5.5%)[(3)] | **(3%) – (4%)[(3)]** |

1) Growth rate from Q2 2018 to Q2 2019 calculated based on: GateHouse Live + Promotions Q2 2019 reported revenue of $22.4mm and Q2 2018 reported revenue of $12.2mm, UpCurve Q2 2019 reported revenue of $27.3mm and Q2 2018 reported revenue of $24.0mm, Commercial Printing Q2 2019 organic same store revenue of $26.9mm and Q2 2018 organic same store revenue of $26.1mm, and Circulation Q2 2019 organic same store revenue of $135.9mm and Q2 2018 organic same store revenue of $143.9mm. Small discrepancies may exist due to rounding of revenue figures.
2) Revenue growth targets are based on management's views and estimates at the time reported. There can be no assurance of achieving any or all of the revenue targets, which are subject to a number of trends and uncertainties that could cause actual results to differ materially from the targets, many of which are beyond our control, including, but not limited to, our ability to execute on our planned sales strategies; with respect to GateHouse Live, cancellation of booked events; and with respect to Commercial Printing, our ability to realize revenue from contract wins. See "Disclaimers & Notes" at the beginning of the presentation.
3) Percentage based on organic same store performance. GateHouse Live + Promotions and UpCurve growth trends are calculated to prior year reported, as these are internally sponsored revenue initiatives not typically generated in acquisitions. Commercial Printing growth trends are on an organic same store basis, as these items materially change based on the timing of acquisitions.

NEWMEDIA INVESTMENT GROUP

5

# Capital Allocation Update

- **Announced a second quarter dividend of $0.38 per share, which annualizes to $1.52(1)**
- **Liquidity of $51.5 million, consisting of cash on the balance sheet and undrawn revolver(2)**
- **Capital allocation strategy focused on maximizing long-term shareholder value**
  - Expect to accelerate revenue growth and profitability through Gannett acquisition(3)
  - Intend to expand market and product portfolio footprints to accelerate organic revenue and cash flow growth
  - Committed to returning cash flow to shareholders through a dividend

**Cumulative Common Dividend Since Spin-off(1)**



Dividend raised 5x since inception
$0.84
$0.30
$0.27
$0.27
$1.32
$0.33
$0.33
$0.33
$0.33
$1.36
$0.35
$0.35
$0.33
$0.33
$1.44
$0.37
$0.37
$0.35
$0.35
$1.50
$0.38
$0.38
$0.37
$0.37
$0.76
$0.38
$0.38
$7.22
2014
2015
2016
2017
2018
2019
Cumulative
Q1
Q2
Q3
Q4

1) There can be no assurance that NEWM will continue to pay dividends at the current level or at all. In connection with the announcement of the agreement to acquire Gannett, we announced that the combined company expects to have an annual dividend of $0.76 per share. See "Disclaimers & Notes" at the beginning of the presentation.
2) Consisting of cash on the balance sheet of $20.0 million and undrawn revolver of $31.5 million as of June 30, 2019.
3) The Gannett acquisition is expected to close by the end of 2019 subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company. See "Disclaimers & Notes".

NEWMEDIA INVESTMENT GROUP

6

 New Media Overview  Note: All figures are as of June 30, 2019. SMBs in our market based upon data from Hoover’s using newspaper asset zip codes.   Community Focused Solutions  SMB Solutions Provider  New Media supports small to mid-size communities by providing locally-focused print and digital content to its consumers and premier marketing and technology solutions to our small and medium business (SMB) partners  New Media Reach

 Q2 2019 Financial Overview

 Q2 2019 Results and Non-GAAP Highlights(1)  A reconciliation of non-GAAP highlights is located in the appendix of the presentation.   Total revenues of $404.4 million were 4.0% ahead of prior yearOrganic same store revenue decreased 6.9% vs. the prior yearAs Adjusted EBITDA of $47.5 millionFree Cash Flow of $33.6 millionNet income attributable to New Media of $2.8 million  ($ in millions)  Q2 2019  Revenues  $ 404.4  Operating income  $ 12.2  Net income attributable to New Media  $ 2.8  GAAP Results  Non-GAAP Actual Highlights(1)  ($ in millions)  Q2 2019  Revenues  $ 404.4   Traditional Print  $ 153.9   Digital  $ 51.2   Subscription & Other  $ 199.3  As Adjusted EBITDA  $ 47.5  Free Cash Flow  $ 33.6

 Appendix

 New Media Diversified Revenue  Note: Small discrepancies may exist due to rounding of revenue or percentage categories.   ($ in millions)  Q2 2019$  Q2 2019%  Traditional Print      Local  $69.4   17.2%  Classified  $49.2   12.2%  Preprints  $35.4   8.7%  Total Traditional Revenue  $153.9   38.1%  Digital      Digital Advertising  $24.3   6.0%  UpCurve  $27.3   6.8%  Transactions & Other  ($0.4)  -0.1%  Total Digital Revenue  $51.2   12.7%  Subscription & Other      Circulation  $150.9   37.3%  Commercial Print, Distribution, & Events  $48.4   12.0%  Total Subscription & Other Revenue  $199.3   49.3%        Total Revenue  $404.4   100%

 Debt & Leverage Overview  Gross leverage ratio is calculated by dividing total debt by Q2 2019 LTM As Adjusted EBITDA.Net leverage ratio is calculated by subtracting cash on the balance sheet from total debt, and dividing it by Q2 2019 LTM As Adjusted EBITDA.  ($ in millions)  Rate  Ending Balance as of June 30, 2019  Term Loan B  Libor +6.25%, 1.0% floor  $434.0  Revolver  Libor + 5.25%  $8.0  Total Debt  8.56% Blended Rate  $442.0  Q2 2019 LTM As Adjusted EBITDA    $181.1  Cash on the Balance Sheet    $20.0  Gross Leverage Ratio(1)    2.4x  Net Leverage Ratio(2)    2.3x

 Condensed Consolidated Balance Sheets

 Unaudited Condensed Consolidated Income Statement

# New Media Quarterly and Full Year Same Store and Organic Same Store Revenue

| *(In thousands)* | 3 months ended June 30, 2019 | 3 months ended July 1, 2018 | $ Variance | % Variance |
|---|---|---|---|---|
| ***Reported Revenues*** | **$404,387** | **$388,802** | **$15,585** | **4.0%** |
| *Revenue adjustment for material acquisitions / divestitures* | – | – | – | – |
| ***Same Store Revenue***[1] | **$404,387** | **$388,802** | **$15,585** | **4.0%** |
| *Tuck-in Acquisitions*[2] | (47,196) | (4,959) | – | – |
| *53rd week* | – | – | – | – |
| ***Organic Same Store Revenue, Total Company***[3,4] | **$357,191** | **$383,843** | **($26,652)** | **-6.9%** |

| *(In thousands)* | 12 months ended June 30, 2019 | 12 months ended July 1, 2018 | $ Variance | % Variance |
|---|---|---|---|---|
| ***Reported Revenues*** | **$1,588,443** | **$1,441,174** | **$147,269** | **10.2%** |
| *Pro-forma adjustment for material acquisitions/divestitures* | – | – | – | – |
| ***Pro-forma Revenue***[5] | **$1,588,443** | **$1,441,174** | **$147,269** | **10.2%** |
| *Tuck-in Acquisitions*[2] | (269,493) | (7,844) | – | – |
| *53rd week* | – | (19,438) | – | – |
| ***Organic Same Store Revenue, Total Company***[3,4] | **$1,318,950** | **$1,413,892** | **($94,942)** | **-6.7%** |

1) Same store revenues take into account material acquisitions and divestitures of the Company by adjusting prior year performance to include or exclude financial results as if the Company had owned or divested a business for the comparable period. The results of several acquisitions ("tuck-in acquisitions") were funded from the Company's available cash and not considered material.
2) Tuck-in acquisitions are adjusted for non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany.
3) Organic Same Store Revenues are same store revenues adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany.
4) Revenue recognized during the twelve months ended June 30, 2019 was impacted by $3,156, as a result of applying the Accounting Standard Update to ASC Topic 606. For comparison purposes, for the twelve months ended June 30, 2019 to the prior year period, Organic Same Store Revenues, after excluding the impact of the Accounting Standard Update to ASC Topic 606, would have resulted in a decline of 6.5%.
5) Pro-forma revenues assumes ownership of material acquisitions and divestitures for the entire period of time.

NEWMEDIA INVESTMENT GROUP

15

Non-GAAP Reconciliation  A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This presentation includes non-GAAP measures used by New Media, such as Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage.Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage are not measurements of financial performance under GAAP and should not be considered in isolation or as alternatives to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. These non-GAAP measures as calculated by New Media may differ from similar non-GAAP measures presented by other companies, so New Media’s measure may not be comparable to such other measures. We strongly urge you not to rely on any single financial measure to evaluate any business. New Media defines Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest/financing expense, depreciation and amortization, and non-cash impairments. New Media defines As Adjusted EBITDA as Adjusted EBITDA before transaction and project costs, merger and acquisition related costs, integration and reorganization costs, gain/loss on sale or disposal of assets, non-cash items such as non-cash compensation, and Adjusted EBITDA from non-wholly owned subsidiaries. The Company defines Free Cash Flow as As Adjusted EBITDA less capital expenditures, cash taxes, interest paid, and pension payments.We believe these non-GAAP measures, as defined above, are useful to investors for the following reasons:Evaluating performance and identifying trends in day-to-day performance because the items excluded have little or no significance on the Company’s day-to-day operations; andProviding assessments of controllable expenses that afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieving optimal financial performance.We use Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage as measures of our deployed revenue generating assets between periods on a consistent basis. We believe As Adjusted EBITDA and Free Cash Flow measure our financial performance and help identify operational factors that management can impact in the short term, mainly our operating cost structure and expenses.  We exclude mergers and acquisition, transaction, and project related costs such as diligence activities and new financing related costs because they represent costs unrelated to the day-to-day operating performance of the business that management can impact in the short term.  We consider the loss on early extinguishment of debt to be financing related costs associated with interest expense or amortization of financing fees, which by definition are excluded from Adjusted EBITDA.  Such charges are incidental to, but not reflective of our day-to-day operating performance of the business that management can impact in the short term.The following tables include a reconciliation of Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow to income (loss) from continuing operations.

 New Media Non-GAAP Reconciliation – Quarterly and Full Year(1)  Small discrepancies may exist due to rounding.Average interest paid for the three and twelve month period, respectively.